Exhibit 1

For immediate release

June 14, 2007

CanWest Launches $950 million Financing

Toronto, Canada: CanWest Global Communications Corp. (“CanWest”) today announced that its subsidiary, CanWest MediaWorks Limited Partnership (the “Limited Partnership”), intends to put in place new senior secured credit facilities totaling $950 million. The financing consists of a C$250 million revolving facility and a $250 million term loan, the syndication of which will be led by The Bank of Nova Scotia (“Scotia Capital”), and a $450 million institutional loan, the placement of which will be led by Scotia Capital and Citi. This financing will be independent of CanWest MediaWorks Inc. (“CanWest MediaWorks”) and recourse only against CanWest MediaWorks (Canada) Inc. (the general partner of the Limited Partnership), the Limited Partnership and its subsidiaries. The financing is subject to customary closing conditions, including completion of the proposed privatization.

The Limited Partnership will use proceeds from the new facilities to refinance, in part, the $1.3 billion short-term loan facility as announced on May 25, 2007 relating to the proposed privatization of CanWest MediaWorks Income Fund. The Limited Partnership intends to refinance the remainder of the short-term facility and also raise funds for general corporate purposes, which may among other things include funding future corporate development initiatives or future distributions to CanWest MediaWorks, through the issuance of up to $700 million of unsecured notes and/ or second lien credit facilities shortly following closing of the $1.3 billion of the short term loan facility.

Forward Looking Statements

This news release contains certain comments or “forward-looking statements” relating to the proposal to take the CanWest MediaWorks Income Fund private. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. Factors that could cause actual events to vary from current expectations include the risks that parties will not proceed with a transaction and that the transaction will not be successfully completed for any reason (including the failure to obtain the required unitholder approvals or financing). CanWest disclaims any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

About CanWest Global Communications Corp.

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, CanWest also owns, operates and/or holds substantial interests in

Canada’s largest publisher of daily newspapers, and conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, the United Kingdom and the United States.

For further information, contact:

John Maguire

Chief Financial Officer

Ph: (204) 956-2025

jmaguire@canwest.com